Exhibit 99.39

Acreage Holdings, Inc. Announces Completion of Business Combination

TORONTO AND NEW YORK CITY - November 14, 2018 - Acreage Holdings, Inc., (the “Company” or “Acreage”), formerly Applied Inventions Management Corp., is pleased to announce that, further to its November 13, 2018 press release, its business combination with High Street Capital Partners, LLC (d/b/a Acreage Holdings) (the “Business Combination”) has been completed. In connection with the Business Combination, among other things, the 12,566,144 subscription receipts (the “Subscription Receipts”) issued by Acreage Finco B.C. Ltd. in contemplation of the Business Combination (the “Offering”) were ultimately exchanged for 12,566,144 Class A subordinate voting shares (the “Subordinate Voting Shares”) of the Company.

Completion of the Business Combination and Escrow Release

The Business Combination was completed in the manner described in the Company’s listing statement (the “Listing Statement”) filed today with the Canadian Securities Exchange (“CSE”) and available under the Company’s profile on www.sedar.com.

As part of the Business Combination, the Company implemented a multiple class share structure such that the outstanding shares of the Company consist of (i) 21,443,042 Subordinate Voting Shares, (ii) 1,445,887 class B proportionate voting shares (the “Proportionate Voting Shares”), and (iii) 168,000 class C multiple voting shares (the “Multiple Voting Shares”). Each Subordinate Voting Share carries the right to one vote per share on all matters voted on by shareholders of the Company, each Proportionate Voting Share carries 40 votes per Proportionate Voting Share on all matters voted on by shareholders of the Company, and each Multiple Voting Share carries with it 3,000 votes per Multiple Voting Share on all matters voted on by the shareholders of the Company. All of the Multiple Voting Shares are held or controlled by Kevin Murphy, the Company’s Chief Executive Officer.

In connection with the Business Combination, the Company’s officers and directors were replaced such that, among other things, the officers of the Company are: Kevin Murphy, Chief Executive Officer, George Allen, President, Glen Leibowitz, Chief Financial Officer, Robert Daino, Chief Operating Officer, James A. Doherty, General Counsel & Secretary and Harris Damashek, Chief Marketing Officer. Driving the Company’s operations, marketing and product innovation, through its subsidiaries, are former executives from General Electric, AB-InBev, and Diageo, as well as legendary cannabis cultivation and processing professionals Phillip Hague and Bill Fenger.

The Company’s board of directors (the “Board”) is something that distinguishes Acreage from its competitors in the cannabis industry, with unparalleled policy access in the U.S. and abroad, and extensive corporate governance expertise and experience. The Board consists of: John Boehner, former Speaker of the House of Representatives, Brian Mulroney, former Prime Minister of Canada, Bill Weld, former Massachusetts Governor, Larissa Herda, former Chairman and Chief Executive Officer of TW Telecom, Douglas Maine, former Chief Financial Officer of IBM, Bill Van Faasen, Chair Emeritus of Blue Cross and Blue Shield of Massachusetts, Inc., and Kevin Murphy, Chief Executive Officer of Acreage.

“It’s been a journey many years in the making, and I could not be more thrilled for our investors and employees,” said Kevin Murphy, Founder, Chairman, and Chief Executive Officer of Acreage. He continued, “One of the more passionate issues we are working hard to address is getting legal access to cannabis for more than 22 million veterans, who have been left behind, and will lose their veteran benefits if found to be using cannabis even in a legal state. It is for this reason, that we are even more honored to have our public trading debut during the week of Veteran’s Day.”

Certain proceeds from the Offering of the Subscription Receipts were placed into escrow (the “Escrowed Proceeds”) upon completion of the Offering as disclosed in the Company’s press release dated November 13, 2018. The Escrowed Proceeds were released from escrow and ultimately received by the Company and its subsidiaries in connection with the consummation of the Business Combination. In connection with the Business Combination, non-U.S. holders of High Street Capital Partners, LLC units will generally be subject to U.S. withholding tax under U.S. Internal Revenue Code Section 1446(f) upon the disposition of High Street Capital Partners, LLC units equal to 10% of the fair market value of shares received in the exchange, or approximately $22 million, based on the offering price of the Subscription Receipts. The Company will withhold 10% of the Subordinate Voting Shares delivered to non-U.S holders, or approximately 900,000 Subordinate Voting Shares, and the Company may cancel such Subordinate Voting Shares. In the case of the cancellation of such shares, the Company will pay the resulting tax withholding tax obligation out of the use of proceeds from the Offering. The Company reserves the right to facilitate the sale of such shares and, in such case, to remit the proceeds thereof in satisfaction of its withholding tax obligation.

The Company has received conditional approval from the CSE for the listing of its Subordinate Voting Shares, which are expected to commence trading on the CSE under the ticker symbol “ACRGU” at market open on November 15, 2018. Listing is subject to the Company satisfying all listing requirements of the CSE. The Proportionate Voting Shares and the Multiple Voting Shares will not be listed on the CSE and the conversion of such securities into Subordinate Voting Shares is governed by the Company’s Articles.

About the Company

Headquartered in New York City, Acreage is a vertically integrated, multi-state owner of cannabis licenses and assets in U.S. states where either medical and/or adult use of cannabis is legal. With one of the largest geographic footprints of any cannabis company, it currently owns and/or operates cultivation, processing and dispensary operations. Acreage is dedicated to building and scaling operations to create a seamless, consumer-focused branded cannabis experience.

The CSE (operated by CNSX Markets Inc.) has in no way passed upon the merits of the Proposed Transaction and has neither approved nor disapproved of the contents of this press release.

This announcement does not constitute an offer, invitation or recommendation to subscribe for or purchase any securities and neither this announcement nor anything contained in it shall form the basis of any contract or commitment. In particular, this announcement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States, or in any other jurisdiction in which such an offer would be illegal.

The securities described herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and accordingly may not be offered or sold within the United States or to "U.S. persons", as such term is defined in Regulation S promulgated under the U.S. Securities Act ("U.S. Persons"), except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom. This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the Company’s securities to, or for the account or benefit of, persons in the United States or U.S. Persons.

Forward Looking Statements

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein are forward- looking information. Generally, forward-looking information may be identified by the use of forward- looking terminology such as “plans”, “expects” or “does not expect”, “proposed”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved.

There can be no assurance that such forward-looking information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such forward-looking information. This forward-looking information reflects the current beliefs of Acreage and is based on information currently available to Acreage and on assumptions that Acreage believes are reasonable. These assumptions include, but are not limited to, the anticipated trading date of the Subordinate Voting Shares. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Acreage to be materially different from those expressed or implied by such forward-looking information. Such risks and other factors may include, but are not limited to: general business, economic, competitive, political and social uncertainties; general capital market conditions and market prices for securities; delay or failure to receive board or regulatory approvals; the actual results of future operations; competition; changes in legislation affecting Acreage; the timing and availability of external financing on acceptable terms; and lack of qualified, skilled labour or loss of key individuals and the other factors identified in Acreage’s Listing Statement. Although Acreage has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned that the foregoing list of factors is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking information as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Forward-looking information contained in this news release is expressly qualified by this cautionary statement. The forward-looking information contained in this news release represents the expectations of Acreage as of the date of this news release and, accordingly, is subject to change after such date. However, Acreage expressly disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

For further information please contact: Communications Contact:

Lewis Goldberg / Jon Goldberg

KCSA Strategic Communications
212-896-1282

Acreage@kcsa.com

Company Contact:

Howard Schacter

Head of Communications
917-579-0727

h.schacter@acreageholdings.com